SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

NOVATEL INC.
(Name of Subject Company)
NOVATEL INC.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
669954109
(CUSIP Number of Class of Securities)
Jonathan W. Ladd President and Chief Executive Officer NovAtel Inc. 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5 (403) 295-4500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)
With Copies to:

Alan Talkington, Esq. Brett Cooper, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105 (415) 773-5700	Richard A. Shaw, Esq. Andrew D. Grasby, Esq. McCarthy Tetrault LLP 3300, 421 7th Avenue S.W. Calgary, Alberta, Canada T2P 4K9 (403) 260-3530

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Offer”) by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned subsidiary of Hexagon AB, a company organized under the laws of Sweden (“Hexagon”), to purchase, at a purchase price of U.S. $50.00 per share in cash, all of the issued and outstanding common shares, no par value (the “Shares”), of NovAtel Inc., a Canadian corporation (“NovAtel”), including those Shares that may become outstanding upon the exercise of stock options after the date of the Offer but before 5:00 p.m. (New York, New York time) on November 27, 2007 (the “Expiry Date”), or such later date as is set out in a notice of variation of the Offer issued at any time extending the period during which Shares may be deposited into the Offer, upon the conversion, exchange or exercise of any securities of NovAtel that are convertible into or exchangeable or exercisable for Shares. In connection with the Offer, NovAtel’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular, which will be mailed to NovAtel shareholders on or about October 19, 2007, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.                        Subject Company Information.

(a)   The name of the subject company is NovAtel Inc., a corporation organized under the laws of Canada. The address and telephone number of its principal executive offices is NovAtel Inc., 1120-68th Avenue, N.E., Calgary, Alberta, Canada T2E 8S5, (403) 295-4500.

(b)   This Statement is filed in respect of the Shares. As of October 18, 2007, there were 9,588,060 Shares issued and outstanding (including 953,864 Shares owned by Hexagon); options for 637,015 Shares outstanding; and a debenture convertible into 764,045 Shares.

Item 2.                        Identity and Background of Filing Person.

(a)   NovAtel is the subject company and the person filing this Statement. NovAtel’s name, business address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference. NovAtel maintains a website at www.novatel.ca. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

(b)   This Statement relates to the Offer as set forth under “Introduction” above, which information is incorporated herein by reference.

The Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement and Rule 13E-3 Transaction Statement filed on Schedule TO (the “Schedule TO”), dated October 19, 2007, filed by Hexagon and the Offeror with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the Offer will expire at 5:00 p.m. (New York, New York time) on November 27, 2007, unless the Offeror accelerates, extends or withdraws the Offer.

As set forth in the Schedule TO, the Offeror’s business office is located at Cylindervägen 12, 131 26 Nacka Strand, Sweden and the telephone number is +46 08 601 2620.

Item 3.                        Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings “Ownership of Securities of NovAtel,” “Arrangements between NovAtel and its Directors and Senior Officers,” “Arrangements between Hexagon, the Offeror, NovAtel and the Directors and Senior Officers of NovAtel,” “Trading in Securities of NovAtel,” “Issuances of Securities of NovAtel,” “Ownership of Securities of the Offeror and Hexagon,” and “Interests in Material Contracts of the Offeror and Hexagon” is incorporated herein by reference.

Item 4.                        The Solicitation or Recommendation.

(a)         Solicitation or Recommendation

The information set forth in the Directors’ Circular under the headings “Background to the Offer” and “Recommendation of the Board of Directors” is incorporated herein by reference.

(b)         Reasons for the Recommendation

The information set forth in the Directors’ Circular under the headings “Reasons for the Recommendation” “Fairness Opinion” and “Persons or Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(c)          Intent to Tender

The information set forth in the Directors’ Circular under the heading “Intentions of Directors and Senior Officers” is incorporated herein by reference.

Item 5.                        Person or Assets Retained, Employed, Compensated or Used.

The information set forth in the Directors’ Circular under the heading “Persons or Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 6.                        Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, no transactions in the Shares have been effected during the past 60 days by NovAtel or, to NovAtel’s best knowledge, by any of its executive officers, directors or subsidiaries. The information set forth in the Directors’ Circular under the headings “Trading in Securities of NovAtel,” “Issuances of Securities of NovAtel” is incorporated herein by reference.

Item 7.                        Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by NovAtel in response to the Offer which relate to a tender offer or other acquisition of NovAtel’s securities by NovAtel, any subsidiary of NovAtel or any other person.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by NovAtel in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NovAtel or any subsidiary of NovAtel, (ii) a purchase, sale or transfer of a material amount of assets of NovAtel or any subsidiary of NovAtel, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of NovAtel.

Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.                        Additional Information.

The information set forth in the Directors’ Circular under the headings “Currency Exchange Rate Information,” “Directors’ Circular,” “Material Changes,” “Other Information,” “Other Transactions,” “Other Matters,” “Statutory Rights of Action for Damages,” “Directors’ Approval,” “Consent of Savvian Advisors, LLC” and “Certificate” is incorporated herein by reference.

Item 9.                        Exhibits.

Exhibit	Description
(a)(1)	Directors’ Circular dated as of October 19, 2007
(a)(2)	Subscription and Support Agreement dated as of October 8, 2007 between NovAtel Inc. and Hexagon AB
(a)(3)	4% Senior Unsecured Convertible Debenture Issued by NovAtel Inc., dated as of October 17, 2007
(a)(4)	Press release relating to Hexagon AB proposed acquisition of NovAtel Inc., announced on October 8, 2007*
(a)(5)	Email communication to the employees of NovAtel Inc. regarding the proposed acquisition by Hexagon AB*
(a)(6)	Transcript of October 8, 2007 conference call regarding Hexagon AB’s proposed acquisition of NovAtel Inc.*
(a)(7)	Letter to Shareholders of NovAtel dated October 19, 2007
(a)(8)	Press release, dated October 19, 2007, announcing the Commencement of the Offer
(e)	None
(g)	None

*                    Incorporated by reference to NovAtel’s Schedule 14D-9 filed with the SEC on October 9, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JONATHAN W. LADD
Jonathan W. Ladd
President and Chief Executive Officer
October 19, 2007